CONFIDENTIAL TREATMENT

[OMNIVISION TECHNOLOGIES, INC. LETTERHEAD]

VIA EDGAR AND OVERNIGHT DELIVERY

June 4, 2008

United States Securities and Exchange Commission

Mail Stop 6010

100 F Street N.E.

Washington, DC 20549

Attention: Kaitlin Tillan, Assistant Chief Accountant

Dear Ms. Tillan:

OmniVision Technologies Inc. – Annual Report on Form 10-K

for the fiscal year ended April 30, 2007 – Filed June 29, 2007 – File No. 000-29939

As you requested, we write to confirm the substance of our responses to the questions you raised in our telephone conference call on May 13, 2008 in relation to the comments from the staff of the Securities and Exchange commission received by facsimile dated March 21, 2008 relating to the Annual Report on Form 10-K filed by OmniVision Technologies, Inc. (the “Company”) for the Company’s fiscal year ended April 30, 2007 and to our letter of April 21, 2008.

Although our discussion did touch on other aspects of the matter, you indicated that we should limit our written response to your comment 4. For convenience, we have repeated comment 4 below in italicized, bold type and our response follows.

4.                                      Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred income caption of your balance sheets as of April 30, 2007 and January 31, 2008.  In addition, as we note that impairments of the deferred costs and price protection credits are reasonably likely to have a material impact on your results of operations, liquidity, or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reported period.  Further, please discuss any trends noted over the reported periods.

In response to your request that we elaborate further on the likelihood that the deferred cost adjustments could be material to our results of operations, liquidity, or capital resources, we are writing to further clarify for the staff the nature of our business arrangements with distributors and the accounting implications of price adjustments and inventory allowances.

[***] We use distributors principally to facilitate the logistics of the transactions in question and provide credit to the end-customers.

[***]                Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

Securities and Exchange Commission	June 4, 2008

CONFIDENTIAL TREATMENT

If we determine at the end of any quarter that the market cannot support a price that is greater than our inventory carrying cost, we record a lower-of-cost-or-market allowance to lower the inventory carrying value. If the item so identified is located at a “sell-through” distributor, we record the reserve against the deferred cost amount. This process essentially eliminates any necessity to extend price protection to our distributors for prices below our carrying cost. As a result, it is extremely rare for us to agree to any loss sales where the selling price would be lower than our current carrying cost. Consequently, it is also highly unlikely that the issue of extending price protection to our distributors at below-product-cost would even arise. In fact, such lower-of-cost-or-market adjustments are themselves extremely infrequent. For the three- and nine-month periods ended January 31, 2008, we did not identify any need to record any such lower-of-cost-or-market adjustments, nor did we recognize any revenues from sales of products through our distributors that resulted in a loss.

Separately, we assess our inventory for excess and obsolescence risks at the end of each quarter. If we conclude that forecasted demand is less than our on-hand inventory and inventory at our distributors combined, we reserve for the excess quantity. To the extent, if any, that the excess includes inventory at distributor locations, we reduce the applicable deferred cost. As of January 31, 2008 and April 30, 2007, deferred costs included allowances of approximately $30,000 and $64,000, respectively.

We believe the amounts mentioned above are not material to our results of operations, liquidity, or capital resources. Quantitatively, we use five percent of the reported amounts as reference points at which amounts would be deemed material to that particular financial statement line. In this instance, the allowances in question were less than one percent of the reported amounts. At January 31, 2008 and April 30, 2007, the balances in the line item titled “Deferred revenues, less cost of revenues” were $10.2 million and $8.9 million, respectively. Further, in the three months ended January 31, 2008 and the fiscal year ended April 30, 2007, we reported income before income taxes and minority interest of $27.7 million and $39.1 million, respectively.

As set forth in SEC Staff Accounting Bulletin No. 99, “Materiality,” a final materiality determination also requires the consideration of all relevant qualitative factors surrounding the circumstances, and the significance of the item to the overall financial statement presentation. We considered whether disclosure of the allowances would provide meaningful insights into our results of operations, liquidity, or capital resources, and concluded that, in this instance, they would not. Further, we do not believe that there is any substantial likelihood that the above facts would be viewed by the reasonable investor as having significantly altered the “total mix” of the information available about the Company.

If you have any questions or further comments on the matters discussed, please contact me at (408) 542-3188. Alternatively, you may contact my colleague, Anson Chan, Vice President of Finance, at (408) 542-3139.

Sincerely,

/s/ Peter V. Leigh
PETER V. LEIGH
Chief Financial Officer

[***]                Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.